July 27, 2005


Fax (614) 748-1209
Room 4561


Michael R. Sayre
Executive Vice President and
  Chief Financial Officer
Pinnacle Data Systems, Inc.
6600 Port Road
Groveport, OH 43125

      RE: 	Pinnacle Data Systems, Inc.
 		Form 10-KSB for Fiscal Year Ended December 31, 2004 Form 10-QSB for Fiscal Quarter Ended March 31, 2005 File No. 001-16103

Dear Mr. Sayre:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to these issues we have addressed in our comments. We may ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 1. Summary of Significant Accounting Policies

D. Revenue Recognition, page 32

1. We note from your disclosures under Item 1. Description of Business, on pages 1 and 2, that you sell various operating systems with hardware. We further note that you offer service and support for several products. Tell us your consideration of whether software embedded in your hardware products, such as the operating systems you sell, is incidental to a product as a whole. Refer to paragraph 2 of
SOP 97-2.

2. Your arrangements with customers appear to contain, in some cases, more than one deliverable. Tell us each type of arrangement you offer containing more than one deliverable, how you determine the fair value of those deliverables or units of account and your revenue recognition for each deliverable. Tell us how you considered disclosing this information in your revenue recognition policy. Refer to EITF 00-21 and SOP 97-2.

3. With regard to shipments of products, tell us the shipping terms you offer and describe any rights of return, acceptance, price protection or stock rotation rights included in your arrangements. In addition tell us how you considered disclosing your accounting policy for shipping and handling costs pursuant to EITF 00-10.

4. We note your disclosure of repair sales and that you have a program whereby you manage customers` inventory on your site. Please tell us in greater detail your fee structure and standard type of arrangements for repair sales and inventory site management.
Also,
tell us how you determine when repaired items are returned to your customer`s finished goods inventory.

5. We note your disclosure that for non-recurring engineering projects, you recognize revenue on a percentage-of-completion basis.
Tell us what you mean by "non-recurring engineering projects" and how you determined that the percentage of completion method under SOP
81-1 is appropriate. Address your consideration of footnote 1 of SOP
81-1 as it relates to services transactions falling outside the scope of this accounting standard.

* * * * *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information under the Exchange Act and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	You may contact David Edgar, Staff Accountant, at (202)-551-3459, Thomas Ferraro, Senior Staff Accountant, at (202) 551-3225 or the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.

						Sincerely,


						Kathleen Collins
						Accounting Branch Chief
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Mr. Michael R. Sayre
Pinnacle Data Systems, Inc.
July 26, 2005
Page 3